Simpson Thacher & Bartlett llp
425 Lexington Avenue
New York, N.Y. 10017-3954
(212) 455-2000

Facsimile (212) 455-2502
August 22, 2011
VIA COURIER AND EDGAR
Re:	Xylem Inc. (f/k/a ITT WCO, Inc.) Amendment No. 1 to Registration Statement on Form 10-12B File No. 001-35229
Mr. Tom Jones
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mailstop 7010
Washington, D.C. 20549
Dear Mr. Jones:
          On behalf of Xylem Inc. (f/k/a ITT WCO, Inc.) (the “Company” or “Xylem”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission the above-referenced amendment (the “Amendment”) to the above-referenced registration statement (the “Registration Statement”), marked to show changes from the Registration Statement as filed on July 11, 2011. The Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes.
          Furthermore, we are providing the following responses to your comment letter, dated August 5, 2011, regarding the Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of the Amendment. The responses and information described below are based upon information provided to us by the Company. Capitalized terms used but not otherwise defined herein shall have the same meaning ascribed to them in the Registration Statement.

Experienced Management Team, page 3
1.	You refer here to “nine senior executives” but your disclosure beginning on page 84 mentions only five. Please reconcile. In this regard, we note the disclosure on page 84 that the table you mention includes only “certain” of your executive officers.

The Company has revised its disclosure in the Management section of the Registration Statement on page 85 to include all executive officers. In addition, in response to the Staff’s comment and to align all disclosures, the Company has revised its disclosures on pages 3 and 73 to refer to the Company’s executive officers.
Q: What is the Contribution?, page 8
2.	Please revise to clarify, if true, that the $833 million transfer to ITT will be funded from the $1,200 million debt you intend to raise. Also revise to clarify how that transfer will “assist in the creation of appropriate capital structures for both ITT and us.”

In response to the Staff’s comment, the Company has revised its disclosure on pages 5, 8, 9, 11, 22 and 36.
Risk Factors, page 17
3.	We note the pro forma postretirement benefit obligation disclosed on page 46. With a view toward appropriate risk factor disclosure, please provide us your analysis of the materiality of the risks to your liquidity and results of operations, including income and shareholders’ equity, related to the underfunded status of those plans.

In response to the Staff’s comment, the Company reconsidered potential risks to its liquidity and results of operations, including income and shareholder’s equity that could arise as a result of the adjustments set forth in the Company’s unaudited pro forma condensed combined financial statements. As of December 31, 2010, the Company’s postretirement benefit plans had an aggregate projected benefit obligation of $246 million while its aggregate plan assets were $78 million. As disclosed in the Company’s unaudited pro forma condensed combined financial statements, it is expected the assets and obligations of certain international postretirement benefit plans will be contributed to the Company in connection with the spin-off. As of December 31, 2010, such contribution, on a pro-forma basis, would result in an additional projected benefit obligation of $402 million and plan assets of $314 million. In consideration of the foregoing, the Company has revised its disclosure on page 21 to add a risk factor related to postretirement benefit plans.
Weather conditions may adversely affect our financial results, page 21
4.	Please clarify how the weather patterns you note impact demand and your financial results.

In response to the Staff’s comment, the Company has revised its disclosure on page 21.

Capitalization, page 40
5.	Please revise to remove the caption relating to cash and cash equivalents from your presentation of capitalization, as cash and cash equivalents are not part of your capitalization.

In response to the Staff’s comment, the Company has removed the caption related to cash and cash equivalents and revised its disclosure on page 41.
Unaudited Pro Forma Condensed Combined Financial Statements, page 42
6.	We see that certain information in the pro forma data is not complete. We will continue our review of your pro forma data once you complete the disclosures.

The Company acknowledges the Staff’s comment and will include this information in a subsequent amendment to the Registration Statement.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 49
7.	We refer to the description of your transition services agreement with ITT Corporation on page 147, as well as the risk factors regarding becoming an independent, standalone, public company. Revise MD&A to describe the transition services agreement and provide information about the potential variability of your earnings and cash flows after becoming a stand-alone company.

In response to the Staff’s comment, the Company has revised its disclosure on page 50 to describe the transition service agreements and disclose that the agreements will not provide for materially different historical costs allocated for the provision of certain services and that the Company’s results of operations and cash flows are not expected to be materially impacted. In addition, the Company has previously disclosed on page 50 the primary drivers of expected costs increases as a result of becoming an independent publicly-traded company.
Known Trends and Uncertainties, page 51
8.	To allow investors to better assess the significance of the trends you note, please quantify the “portion” mentioned in the second, third and fourth bullet points of this section.

In response to the Staff’s comment, the Company has revised its disclosure on page 53.

9.	We note your disclosure that the information you provided is not a “complete list of trends and uncertainties.” With a view toward disclosure, please tell us what trends and uncertainties are currently omitted and how you concluded that such trends and uncertainties are not required to be disclosed.

The Company’s disclosure that the information provided “does not represent a complete list of trends and uncertainties” is a statement without regard to the magnitude of the potential impact on its financial results. Upon further consideration, the Company believes that its disclosure would be improved by noting that it is not aware of any other trends and uncertainties (other than those listed) that could have a significant impact on its financial results. Accordingly, the Company has revised its disclosure on page 53.
Revenue, page 52
10.	Where you attribute material changes in the line items you disclose to “increased . . . project activity,” “favorable treatment performance,” “increased volume . . . driven by demand” and “increased demand” please expand to clarify what factors are fueling the increased activity, demand or performance.

In response to the Staff’s comment, the Company has revised its disclosure on pages 54 and 55.
Liquidity and Capital Resources, page 59
11.	Revise to provide expanded liquidity disclosures on the potential tax impact associated with the repatriation of undistributed earnings of foreign subsidiaries. As applicable, disclose the amount of investments that are currently held by your foreign subsidiaries as well as the known or expected impact on your liquidity, capital resources and results of operations of repatriating the undistributed earnings of foreign subsidiaries. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

In response to the Staff’s comment, the Company has revised its disclosure on page 60.
Future Liquidity, page 59
12.	Please refer to the last paragraph under this heading. Please expand to discuss how the relative proportion of your historical revenues generated in jurisdictions outside the United States and plans to expand operations in emerging markets will impact your future liquidity and cash requirements, such as the debt obligations noted on page 59, in light of tax implications you discuss.

In response to the Staff’s comment, the Company has revised its disclosure on page 61.
Sources and Uses of Liquidity, page 60
13.	We note from your disclosures that you believe your future cash from operations together with your access to funds on hand and capital markets will provide adequate resources to fund your operating and financing needs. Please revise to clarify how long you expect these cash sources to be adequate and enhance your disclosures to provide a clear picture of your ability to generate cash and meet existing and known or reasonably likely short- and long-term cash requirements. We consider “long-term” to be the period in excess of the next twelve months. Clarify whether management believes the company will have sufficient cash and other financial resources to fund operations and meet its obligations beyond the next twelve months.

In response to the Staff’s comment, the Company has revised its disclosure on page 60.
Contractual Obligations, page 62
14.	In addition to providing the disclosure in the table as of your most recent fiscal year end, please also disclose known material changes to that information. We note, for example, your disclosures regarding the $1,200 million of debt you expect to incur.

In response to the Staff’s comment, the Company has revised its disclosure on page 63.
Our Company, page 68
15.	Please clarify how you determined you are a “world leader” given your historical revenues relative to the market sizes you mention on pages 68 and 69.

Based on independent third party reports and internal management estimates, the Company believes it is among the top five equipment and service competitors in all six of the core application areas of the water equipment industry: transport, treatment, test, building services, industrial processing, and irrigation. In response to the Staff’s comment, the Company has revised its disclosure on pages 1 and 69.
Backlog, page 82
16.	Please revise to clarify what you mean by a “majority.”

In response to the Staff’s comment, the Company has revised its disclosure on page 83.
Legal Proceedings, page 83
17.	With a view toward clarified disclosure regarding material pending legal proceedings, please tell us the nature of the proceedings you mention that are not “incidental to the operation of [your] business” and provide your assessment of the potential impact on you.

The proceedings not incidental to the operation of our business consist of five matters. The largest matter is a lawsuit against the Company by the landlord and former owner of a business site previously occupied by a division of the Company. The lawsuit alleges environmental, contract and common law claims. The next largest matter is a contract matter concerning a holdback from the overall purchase price the Company paid for the assets of a business; the seller failed to conduct an environmental investigation and remediation at a formerly leased property that was contaminated prior to the Company’s acquisition of the assets, and therefore the Company has not paid the holdback. The other matters are contract claims related to former owners of businesses acquired by the Company or, in one instance, a former Company manufacturing site.

As the proceedings that are not incidental to the operation of the Company’s business are not material, pursuant to Item 103 of Regulation S-K, the Company has revised its disclosure on page 84 to clarify its disclosure regarding material pending legal proceedings in response to the Staff’s comment.
Our Board of Directors, page 85
18.	Please expand the discussion of your directors to describe the specific experience, qualifications, attributes or skills that led to the conclusions that each person named should serve as a director. Refer to Item 401(e) of Regulation S-K. Also, for each officer and director you disclose as being currently affiliated with ITT, please expand to whether they will continue to be affiliated after the distribution.

In response to the Staff’s comment, the Company has revised its disclosure on pages 85, 87, 88 and 89.

19.	Please expand to disclose the dates of the business experiences of Messrs. Speetzen and Jimenez. Also disclose the business experience of Mr. Tambakeras from 2006 to present.

In response to the Staff’s comment, the Company has revised its disclosure on pages 85, 86, 87 and 88.
Director Compensation Table, page 88
20.	Please disclose for each director the aggregate number of stock and option awards outstanding at fiscal-year end. See Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on page 92.
Allocation of Long-Term Incentive Components, page 102
21.	You disclose the relative proportions were allocated one-third to each of the components you mention. Please reconcile with the amounts disclosed in the table on page 118.

In response to the Staff’s comment, the Company has revised its disclosure on page 105 to clarify the basis for determining long-term incentive awards. Long-term incentive awards are comprised of TSR, restricted stock and stock options. TSR is a target cash award. The number of restricted stock and stock options granted under the allocation are based on a February 8, 2010 program valuation date which preceded the grant date of March 5, 2010. The number of options to be granted was based on lattice value on the program valuation date, and the number of shares of restricted stock to be granted was based on the average of the high and low ITT stock price on the program valuation date. Fluctuations in stock values between the program valuation date and final awards on the actual grant date resulted in small differences in allocation percentages with respect to stock options and restricted stock. However, based on final grants, the allocation of long-term incentive components continued to approximate one-third to each of the components.

Post-Employment Compensation, page 109
22.	Please disclose whether the named executive officers will continue to participate in the last two plans you reference in this section.

In response to the Staff’s comment, the Company has revised its disclosure on pages 112 and 113.
Action Taken in Anticipation of Separation, page 115
23.	Please expand to clarify how amounts in the table relate to the market median you say ITT’s Compensation Committee considered. Also, please revise your disclosure regarding “compensation levels” above or below the market median range to clarify whether you meaning total compensation or each individual element reported in the table. Please quantify material differences from the market median.

In response to the Staff’s comment, the Company has revised its disclosure on pages 117 and 118.
Certain Relationships and Related Party Transactions, page 145
24.	Please disclose the information required by Item 404(b) of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on page 144 and 145.
Tax Matters Agreement, page 146
25.	Please revise to clarify the “restrictions on future actions” agreed to by you, ITT and DCO to provide assurance that the distribution will be tax-free, including the nature of the strategic or other transactions you are restricted from pursuing.

In response to the Staff’s comment, the Company has revised its disclosure on pages 143 and 144.
Index to Financial Statements, page F-1
26.	Please comply with the financial information updating requirements of Rule 3-12 of Regulation S-X in your next amendment.

The Company has included updated financial statements in the Information Statement pursuant to Rule 3-12 of Regulation S-X.

Notes to Combined Financial Statements, page F-7
Note 1. Separation from ITT Corporation, Basis of Presentation and Summary of Significant Accounting Policies, page F-7
Revenue Recognition, page F-11
27.	Please describe to us the transactions from which the company generates revenues. Specifically, tell us whether the company enters into long-term construction-type sales contracts for which revenue is recognized under the percentage-of-completion or completed contract method and revise this note, as necessary, to include all of the company’s material revenue recognition policies.

The Company’s revenue generated from original equipment sales to end-user customers or distributors whereby the Company recognizes revenue when persuasive evidence of an arrangement exists, the price is fixed or determinable, collectability is reasonably assured and delivery has occurred represents approximately 85% of the total annual revenue for each of the years presented.

The Company earns revenue from long-term construction-type sales contracts which is recognized under the percentage-of-completion method based upon units of delivery, percentage of costs incurred to total costs, or the completion of scheduled performance milestones. However, our revenue from long-term construction-type sales only represented approximately 3% of the total annual year revenue for each of the years presented.

The Company also provides aftermarket parts and services to customers through our network of service centers. Service revenue, which accounted for less than 5% of each of the Company’s total annual revenues of the years presented, is recognized as services are performed. In addition, the Company rents equipment to customers, primarily its fleet of Godwin pumps. Equipment rental revenue, which is recognized ratably over the rental period, accounted for less than 5% of the Company’s total annual revenues for each of the years presented.

As the Company’s revenue from long-term construction-type contracts, service contracts and rental revenues does not represent a material amount of our total revenue, the Company does not believe it is necessary to revise its significant accounting policies note as it relates to revenue recognition.
Note 6. Income Taxes, page F-21
28.	We see the reconciliations of your tax provision at the U.S. statutory tax rate to your effective tax rate and note that on page 56 within Management’s Discussion and Analysis you have attributed the low effective tax rate for fiscal 2009 principally to a lower rate incurred on foreign earnings and the favorable impact of restructuring certain legal entities. Please revise the filing to include greater detail of the reasons for the reduction of tax expense in fiscal 2009 and to explain the reason that the restructuring of certain legal entities lowered your effective tax rate in fiscal 2009.

In response to the Staff’s comment, the Company has revised its disclosure on pages 57 and F-22.
Note 17. Contingencies and Other Legal Matters, page F-37
Environmental, page F-37
29.	We see the general discussion of environmental matters and related contingencies in this note. We also see you indicate that you believe “the total amount accrued (for environmental matters) is appropriate based on existing facts and circumstances” but you have not quantified the amount accrued. Please note that for any contingencies that meet the criteria in paragraph 3 of ASC 450-20-50 you are required by paragraph 4 of ASC 450-20-50 to disclose (i) the nature of the contingency, and (ii) the possible loss or range of loss or provide a statement that such an estimate cannot be made.
•	For any environmental or other contingency referenced in this note, please tell us the amount of any material loss you accrued relating to that contingency; where no accrual was made or where an exposure of loss exists in excess of the amount accrued for the contingency, tell us the estimate of loss or range of loss, or discuss your reasons for concluding that such an estimate cannot be made.

•	Please revise your filing to provide all disclosures required by ASC 450-20-50.
Pursuant to ASC 450-20-50 and SAB Topic 5:Y, the Company is required to disclose an estimate of the possible loss or range of loss, or state that such an estimate cannot be made, if there is at least a reasonable possibility that a loss or an additional loss may have been incurred and either accruals are not appropriate under ASC 450-20-25-2 or a loss exists in excess of the accrued amounts. Following this guidance, the Company regularly evaluates the status of the environmental and other contingent matters with which it is involved to evaluate whether accruals are appropriate under ASC 450-20-25-2, and to consider disclosure of an estimate of possible loss or range of loss under ASC 450-20-50-4, if accruals are not appropriate.
Related to environmental matters, the Company has accrued $8 million in the aggregate for probable losses subject to reasonable estimation as of December 31, 2010; however, such an amount was not considered material to the financial statements taken as a whole, and the Company concluded that additional disclosures required by ASC 450 and SAB Topic 5:Y were not necessary for the financial statements not to be misleading. Further, the Company considered its estimate of reasonably possible losses in excess of accrued amounts to be immaterial to the financial statements as a whole, and accordingly, no disclosure of a range of loss in excess of amounts recorded for environmental matters was provided. For the Staff’s information, at December 31, 2010, the estimate of reasonably possible losses in excess of accrued amounts was $12 million.
Related to other contingencies, the Company has accrued $8 million and $3 million in the aggregate for probable losses subject to reasonable estimation as of June 30, 2011 and December 31, 2010, respectively. Additionally, the estimate of reasonably possible losses in excess of the June 30, 2011 accrued amount was $5 million. These amounts were not considered material to the financial statements taken as a whole, and the Company concluded that additional disclosures required by ASC 450 were not necessary for the financial statements not to be misleading.
The Company respectfully submits that it is in compliance with the applicable authoritative accounting literature after considering the materiality of the accrued amounts relating to probable losses and the materiality of potential losses in excess of the accrued amounts; however, in light of the Staff’s comments, and in order to provide additional context within the financial statements, we will include the following disclosure in future filings, beginning with the period ended June 30, 2011:
We have estimated and accrued $10 million and $8 million as of June 30, 2011 and December 31, 2010, respectively, for environmental matters.
Further, in accordance with ASC 450 and SAB Topic 5:Y, the Company will continue to evaluate any necessary disclosures related to environmental and other contingent matters if they become material to the financial statements taken as a whole.
Note 18. Related Party Transactions and Parent Company Equity, page F-38
Allocation of General Corporate Expenses, page F-38
30.	We note that Question 2 of SAB Topic 1.B.1 requires management to estimate and disclose, when practicable, what expenses would have been on a standalone basis if the company had been operated as an unaffiliated entity for each year in which an income statement is required. Please revise the filing to include the requested disclosures or tell us why it is not practicable for you to do so.

The Company notes that pursuant to Question 2 of SAB Topic 1.B.1, the Staff has required footnote disclosure, when practicable, of “management’s estimate of what the expenses...would have been on a standalone basis, that is, the cost that would have been incurred if the subsidiary had operated as an unaffiliated entity.”

The Company does not believe that disclosure of management’s estimate is practicable because such amounts would be derived from estimates based on highly subjective assumptions. These assumptions are referred to in our disclosure on page F-8 as follows:

“Actual costs that may have been incurred if we had been a stand-alone company would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure.”

With regard to the preparation of the Company’s pro forma condensed combined statements of operations, the Company evaluated the criteria under Article 11-02(b)(6) of Regulation S-X. Pursuant to the guidance, no pro forma adjustments were made to the Company’s pro forma financial statements to reflect the additional costs it expects to incur as a stand-alone public company because they are projected amounts based on judgmental estimates and therefore the Company believes that they do not meet the “factually supportable” criteria of Article 11-02(b)(6) of Regulation S-X. The Company acknowledges that it is pertinent to inform the readers of its financial statements that the Company’s carve-out historical combined statements of operations include allocations of certain ITT costs and then disclose, to the extent material, an estimated range of additional recurring costs the Company expects to incur annually as a stand-alone public company. The Company believes the nature of such disclosures are most closely aligned with the objective under Article 11-02 of Regulation S-X to “provide investors with information about the continuing impact of a particular transaction by showing how it might have affected historical financial statements if the transaction had been consummated at an earlier time”. Accordingly, the Company had incorporated such disclosures into its “Unaudited Pro Forma Condensed Combined Financial Statements” section beginning on page 43 as follows:
“As a stand-alone public company, we expect to incur additional recurring costs. Our preliminary estimates of the additional recurring costs expected to be incurred annually are approximately $25 million to $35 million higher than the expenses historically allocated to us by ITT ... No pro forma adjustments have been made to our financial statements to reflect the additional costs and expenses described above because they are projected amounts based on judgmental estimates and would not be factually supportable”.
Therefore, for the reasons noted above, the Company does not intend to provide additional financial statement disclosure to quantify the amount of expenses that it would have incurred during the historical periods on a standalone basis, as it is not practicable.
31.	Please reconcile the net transfers from/(to) parent amounts for each of the years presented and disclosed in this note to the net transfers from/(to) parent presented in the financing activities section of your combined statements of cash flows at page F-5.

For all periods presented, the amount presented as “net transfers from/(to) parent” on the Combined Statement of Parent Company Equity and Comprehensive Income differs from the corresponding amount presented on the Combined Statement of Cash Flows primarily due to the following reasons: (1) changes to “accumulated other comprehensive income” related to currency translation impacts on certain balances between the Company and ITT Corporation which have no impact on cash flows; (2) allocations of share-based compensation from ITT Corporation are added back as a non-cash adjustment within cash flows; and (3) other insignificant non-cash transfers between the Company and ITT Corporation. All of the above matters, which are reflected in the Combined Statement of Parent Company Equity and Comprehensive Income as “net transfers from/(to) parent,” have no corresponding impact on the Combined Statement of Cash Flows. The Company has included a reconciliation below of the amount presented as “net transfers from/(to) parent” in the Combined Statement of Parent Company Equity and Comprehensive Income to the corresponding amount presented on the Combined Statement of Cash Flows for all periods presented as follows:

Year Ended December 31,	2010	2009	2008
Net increase (decrease) in parent company investment per combined statements of parent company equity and comprehensive income	$760	$(290)	$(307)
Currency translation on balances with Parent	(11)	8	(25)
Share-based compensation	(9)	(9)	(10)
Other	5	(1)	1
Net transfer from/(to) parent per combined statements of cash flows	$745	$(292)	$(341)
Please note that based on further investigation, the Company determined that two ITT Corporation foreign headquarter entities were incorrectly included in the Company’s 2008 balance sheet (the balance sheets for the other periods presented appropriately did not include these entities) which resulted in the misclassification of activity within both Parent Company Equity and the Statement of Cash Flows. The balance sheets of these headquarter entities were largely comprised of intercompany and parent equity accounts as well as accumulated currency translation adjustment account. In addition, the Company identified a misclassification within its 2008 Statement of Cash Flows between exchange rate effects on cash and cash equivalents and net transfer from/(to) parent. The Company performed a materiality analysis pursuant to SAB Topic 1.M, Materiality, and concluded that the errors were not material to its previously issued financial statements, however, the Company decided to correct the historical periods. The Company has revised the Combined Statements of Cash Flows and the Combined Statements of Parent Company Equity and Comprehensive Income to reflect these corrections and have also added a Note to the Combined Financial Statements on page F-41 to describe and summarize the impacts of these adjustments on these financial statements.
Exhibits
32.	We note your disclosure on page 59 that you expect to issue senior notes guaranteed by ITT and to enter into a credit facility, and your disclosure on page 107 regarding the expected adoption of a 2011 Omnibus Incentive Plan. Please file these agreements as exhibits to your registration statement in accordance with Item 601(b)(10) of Regulation S-K or tell us why you believe they are not material contracts.

The Company advises the Staff that it will file the indenture relating to the Company’s proposed issuance of senior notes, the Company’s credit agreement and the Xylem Inc. 2011 Omnibus Incentive Plan as exhibits in a subsequent amendment to the Registration Statement. The Company has revised Item 15(b) of the Registration Statement to reflect the foregoing.
*           *           *           *

          The Company is aware of its obligations under the Securities Exchange Act of 1934, as amended. The Company acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Please do not hesitate to call Gary L. Sellers at 212-455-2695 or Arjun Koshal at 212-455-3379, with any questions or further comments you may have regarding the filing or if you wish to discuss the above responses.
Very truly yours,
/s/ Simpson Thacher & Bartlett LLP
SIMPSON THACHER & BARTLETT LLP
cc:	Securities and Exchange Commission Kevin Kuhar Jay Webb Geoffrey Kruszek

Xylem Inc. Gretchen W. McClain Frank R. Jimenez